                                                                   EXHIBIT 99.29

                               TO THE HOLDERS OF
                         COMPREHENSIVE CARE CORPORATION
                   7 1/2% CONVERTIBLE SUBORDINATED DEBENTURES
                    DUE APRIL 15, 2010 (CUSIP NO. 204620AA6)
                               (THE "SECURITIES")

THIS NOTICE IS HEREBY given to inform the Holders of the above referenced Securities, as provided for under the Indenture dated as of April 25, 1985 (the "Indenture") between Comprehensive Care Corporation, a Delaware corporation (the "Company"), and First Trust of California, National Association as successor trustee of Bank of America National Trust and Savings Association (the "Trustee"), as follows:

        As the Holders are aware, on November 22, 1994, the Trustee notified the Holders by mail that an Event of Default had occurred under the Indenture in that the Company had failed to make its interest payment on the Securities which was due and payable on October 17, 1994, and had continued to fail to make such missed interest payment for a period of 30 days. On February 13, 1995, the Trustee notified the Holders by mail that (1) the Holders of at least 25% in principal amount of the then outstanding Securities had, pursuant to
Section 6.02 of the Indenture, by written notice to the Company and the Trustee, declared the principal of and accrued interest on all the Securities to be immediately due and payable, and (2) the Company had delivered to the Trustee, and had requested the Trustee to mail to the Holders, both a notice from the Company and a Notice of Rescission of Acceleration. In order to rescind the acceleration of the Securities pursuant to Section 6.02 of the Indenture, the Holders of at least a majority in principal amount of the then outstanding Securities had to execute and return to the Trustee such Notice of Rescission of Acceleration by 1:00 p.m., Los Angeles, California time, on February 28, 1995. That did not occur. On May 23, 1995, the Trustee notified the Holders by mail that (a) an additional Event of Default had occurred under the Indenture in that the Company had failed to make its interest payment on the Securities which was due and payable on April 17, 1995, and had continued to fail to make such missed interest payment for a period of 30 days, and (b) the Company had informed the Trustee that on March 3, 1995, the Company reached an agreement in principal with an ad hoc committee of Holders providing, among other things, for the Company to offer to purchase the outstanding Securities with cash and common stock of the Company and that such agreement provided that the Company would submit such offer to the Holders and would complete such offer within 180 days from March 3, 1995.

        On November 24, 1995, the Trustee notified the Holders by mail that the Company had submitted to the United States Securities and Exchange Commission (the "Commission") certain preliminary materials with respect to the offer to the Holders referenced in the last sentence of the preceding paragraph of this Notice, had received comments from the Commission on those preliminary materials, and was responding to those comments. In that same November 24, 1995 notice, the Holders were notified that the Company had received a net tax refund from the Internal Revenue Service of $6,927,719.96.

        On June 10, 1996, the Trustee notified the Holders by mail that the Company (1) had failed to pay interest on the Securities due on April 15, 1996 within thirty days of when due and that such failure was an Event of Default under Section 6.01(1) of the Indenture, and (2) had failed to properly notify the Trustee of the Company's intent to reduce its obligation under Section 6 of the Securities to redeem five percent of the aggregate principal amount of the Securities on April 15, 1996. Additionally, in the June 10, 1996 notice, the Trustee notified the Holders that (1) it had not received notice from a majority of the Holders to rescind the previously declared acceleration of principal and accrued interest on the Securities and (2) the Trustee had been informed by the Company that the Company was continuing to diligently pursue the tender offer for the outstanding Securities and was awaiting clearance from the Commission.

        The Company failed to pay interest on the Securities due on October 15, 1996 and failed to pay such interest within thirty days after it became due and payable. Such failure is an additional Event of Default under Section 6.02(1) of the Indenture.

        The Company has now informed the Trustee that is has received clearance from the Commission (1) to proceed with its tender offer for the Securities and
(2) to proceed with its Debenture Consent Solicitation.

        Enclosed with this Notice are (1) Debenture Consent Solicitation Statement, Notice of Debenture Consent Solicitation, certain Exhibits to those materials, and a letter from the Company, all with respect to the Company's request for consent from the Holders to four (4) proposals as set forth in the Notice of Debenture Consent Solicitation, and (2) Offering Circular, Letter of Transmittal, a letter from the Company, and other related materials, with respect to the Company's offer to exchange outstanding Debentures for a combination of cash and common stock of the Company as set forth in the enclosed materials. All of such information was prepared by or on behalf of the Company.

        Each of you will need to make your own decision about whether to accept or reject the Company's offer and request for consent. You should consider, and the Trustee recommends, obtaining the advice of your financial advisor. Additionally, if you have questions about the Company or the Company's offer or request for consent you can contact the Company at 1111 Bayside Drive, Suite 100, Corona Del Mar, California, 92625, Attention Kerri Rupert, 800/678-2273.

        PLEASE BE ADVISED THAT THE TRUSTEE HAS NOT AUDITED NOR HIRED AUDITORS TO EXAMINE ANY OF THE FINANCIAL INFORMATION PRESENTED IN THE ENCLOSED OFFER OR REQUEST FOR CONSENT. THE TRUSTEE HAS ALSO NOT DONE ANY DUE DILIGENCE WITH RESPECT TO ANY OF THE FACTUAL ASSERTIONS CONTAINED IN THE ENCLOSED MATERIAL.

        The Trustee does not have a duty to undertake any such audit or due diligence; its duties under the Indenture being limited to validating and tabulating the votes made by you. Accordingly, the Trustee cannot and does not offer any advice to you on whether or not the offer and/or request for consent should be accepted.

        Please respond to the offer and request for consent contained in the enclosed material within the timed specified.


NOTE: IF YOU ARE A NOMINEE OR A DEPOSITORY AND NOT A BENEFICIAL HOLDER, PLEASE FORWARD COPIES OF THIS NOTICE IMMEDIATELY TO YOUR CLIENTS WHO ARE BENEFICIAL HOLDERS OF THE SECURITIES.


Dated:  November 18, 1996


                                  FIRST TRUST OF CALIFORNIA, NATIONAL
                                  ASSOCIATION, as Trustee